07024205

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Queen Street Entertainment Capital Inc.

*CURRENT ADDRESS 1971 Queen Street East
Toronto, Ontario
M4L 1H9

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 1 2007
THOMSON
FINANCIAL

FILE NO. 82- 35088 FISCAL YEAR 12/31/05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mc

DAT : 6/7/07

082-35088

RECEIVED
2007 MAY 22 A 9:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

12-31-05
AR/S

Consolidated Financial Statements

Queen Street Entertainment Capital Inc

[as the continued business of Knightscove Family Films Inc.]
December 31, 2005

AUDITORS' REPORT

To the Shareholders of
Queen Street Entertainment Capital Inc.
[as the continued business of Knightscove Family Films Inc.]

We have audited the consolidated balance sheet of **Queen Street Entertainment Capital Inc.** [as the continued business of Knightscove Family Films Inc.] as at December 31, 2005 and the consolidated statements of loss and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2004 and the statements of loss and deficit and cash flows for the year then ended were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated April 28, 2005.

Ernst & Young LLP

Toronto, Canada,
May 1, 2006.

Chartered Accountants

Queen Street Entertainment Capital Inc.
[as the continued business of Knightscove Family Films Inc.]

CONSOLIDATED BALANCE SHEET

[See note 1 - Going Concern Uncertainty]

As at December 31

	2005 $	2004 $
ASSETS		
Current		
Cash	**145,662**	3,173
Accounts receivable	**10,834**	4,168
Prepaid expenses	**1,955**	—
Total current assets	**158,451**	7,341
Investment in films	**202,251**	68,802
Equipment *[note 5]*	**20,914**	21,774
	381,616	97,917
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	**114,261**	85,506
Loans payable *[note 6]*	**—**	69,650
Total current liabilities	**114,261**	155,156
Commitments *[note 8]*		
Shareholders' equity (deficiency)		
Share capital *[note 7[a]]*	**1,483,100**	457,066
Contributed surplus *[note 7[b]]*	**149,250**	7,133
Deficit	**(1,364,995)**	(521,438)
Total shareholders' equity (deficiency)	**267,355**	(57,239)
	381,616	97,917

See accompanying notes

On behalf of the Board:

"Mike Levine" - Director "Leif Brisow" - Director

Queen Street Entertainment Capital Inc.
[as the continued business of Knightscove Family Films Inc.]

CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

Year ended December 31

	2005 $	2004 $
Expenses (income)		
General and administrative	**830,190**	507,967
Amortization	**12,305**	11,688
Interest	**1,629**	1,783
Miscellaneous	**(567)**	—
Net loss for the year	**(843,557)**	(521,438)
Deficit, beginning of year	**(521,438)**	—
Deficit, end of year	**(1,364,995)**	(521,438)
Loss per share *[note 14]*		
Basic and diluted	**(0.08)**	(0.16)
Weighted average number of shares outstanding *[note 14]*		
Basic and diluted	**10,624,770**	3,218,983

See accompanying notes

Queen Street Entertainment Capital Inc.
[as the continued business of Knightscove Family Films Inc.]

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31

	2005 $	2004 $
OPERATING ACTIVITIES		
Net loss for the year	**(843,557)**	(521,438)
Add items not affecting cash		
Shares issued for services *[note 7]*	**27,304**	112,500
Amortization of equipment	**12,305**	11,688
Stock options granted *[note 12]*	**93,000**	—
Accrued interest on convertible debenture	**1,560**	1,783
Changes in non-cash working capital		
Accounts receivable	**(6,666)**	(4,168)
Prepaid expenses	**(1,955)**	—
Accounts payable and accrued liabilities	**28,755**	85,506
Cash used in operating activities	**(689,254)**	(314,129)
INVESTING ACTIVITIES		
Purchase of equipment	**(11,445)**	(33,462)
Investment in film	**(133,449)**	(68,802)
Cash used in investing activities	**(144,894)**	(102,264)
FINANCING ACTIVITIES		
Proceeds from issuance of convertible debenture *[note 6]*	**15,000**	50,000
Repayment of convertible debenture *[note 6]*	**(25,000)**	—
Repayment of non-interest bearing loan *[note 6]*	**(25,000)**	25,000
Issuance of shares *[note 7]*	**544,739**	344,566
Reverse takeover transaction *[note 4]*	**466,898**	—
Cash provided by financing activities	**976,637**	419,566
Net increase in cash during the year	**142,489**	3,173
Cash, beginning of year	**3,173**	—
Cash, end of year	**145,662**	3,173

See accompanying notes

Queen Street Entertainment Capital Inc.
[as the continued business of Knightscove Family Films Inc.]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

1. GOING CONCERN UNCERTAINTY

These consolidated financial statements have been prepared on a going concern basis, which presumes that Queen Street Entertainment Capital Inc. [as the continued business of Knightscove Family Films Inc.] ["Knightscove"] [the "Company" or "Queen Street"] will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company has no revenues and incurred cumulative net losses since inception and an accumulated deficit as at December 31, 2005. The Company's ability to continue as a going concern is uncertain and is dependent upon its ability to generate sufficient future cash flow and obtain sufficient financing to fund its business to the point that it achieves profitable operations.

The Company is seeking additional financing with the objective of achieving sustainable positive net cash flow. The Company believes it will be successful in securing additional financing and as a result the Company believes it will be able to meet its short-term cash flow requirements. However, the outcome of obtaining additional financing cannot be predicted at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2. NATURE OF OPERATIONS

Queen Street is an issuer listed on the TSX Venture Exchange ["TSXV"], under the stock symbol QE. The Company was formed under the provisions of the TSXV's Capital Pool Company program [the "CPC Program"].

Queen Street is a Canadian entertainment company specializing in the creation, acquisition and distribution of high quality live action feature films and television productions for the whole family under its brand "Knightscove Family Films". The Company intends to acquire, produce and distribute family friendly film and television products and to build a substantial content library in that genre. The film product will be distributed to the theatrical, home video, pay, specialty and free television markets in North America and international territories.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management on the historical cost basis in accordance with Canadian generally accepted accounting principles ["GAAP"]. The significant accounting policies are summarized as follows:

Basis of consolidation

The consolidated financial statements include the accounts of Queen Street and its wholly-owned subsidiary Knightscove *[note 4]*.

Investment in film

Investment in film properties represent the amortized costs of film productions produced and exploited by the Company and participation in properties produced and exploited by third parties. Costs capitalized include production costs and financing costs, capitalized interest and overhead costs incurred on commencement of principal photography.

Costs of producing films are capitalized and amortized using the individual film-forecast-computation method, whereby capitalized costs and estimated total costs of participations and residuals are charged to amortization expense on a program-by-program basis in the ratio that current year's revenue bears to management's estimate of ultimate revenue expected to be recognized from the exploitation, exhibition or sale of programs. Under Canadian GAAP, ultimate revenue is projected for periods not exceeding 10 years from the date of delivery.

Properties are stated at the lower of amortized cost or estimated net realizable value as determined on an individual basis. Net realizable values of the films are determined using management's future revenue estimates wherein an event or change in circumstances indicates that the fair value of the film is less than its amortized cost. Revenue estimates will be reviewed periodically and amortization will be adjusted. These adjustments could have a material effect on results of operations in future periods.

Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in film may be required as a consequence of changes in management's estimates over future revenue streams.

Stock-based compensation plan

All stock-based awards granted to employees and non-employees are measured using a fair value based method. The fair value of stock options granted is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense included in general and administrative expenses in the consolidated statements of loss and deficit and contributed surplus within shareholders' equity (deficiency) on the consolidated balance sheet. On the exercise of stock options, the total of the consideration received and the related accumulated contributed surplus is credited to share capital. The Company has estimated the fair value of the stock options using the Black-Scholes option pricing model.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Computer equipment	5 years
Computer software	2-5 years
Office furniture	3 years
Leasehold improvements	Term of the lease

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the consolidated balance sheet date and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions made by management in the preparation of the Company's consolidated financial statements include the impairment and useful lives of investment in film and equipment, estimation of fair value of stock-based compensation and the determination of valuation allowance for current income taxes. Actual results could differ from those estimates.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. The Company provides a valuation allowance to reduce future tax assets when it appears more likely than not that the asset will not be realized.

Loss per share

Basic loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated by dividing net loss by the weighted average number of common shares outstanding during the year after giving effect to potentially dilutive financial instruments. The dilutive effect of stock options is determined using the treasury stock method.

4. REVERSE TAKEOVER

Effective June 30, 2005, the Company participated in a share exchange whereby 3,574,233 shares of Knightscove, representing all issued and outstanding shares of Knightscove, were exchanged for 6,643,183 shares of Queen Street. The previous shareholders of Queen Street retained ownership of 4,152,000 shares. As a result of the share exchange described above, 61.5% control of Queen Street passed over to the shareholders of Knightscove. Although the legal entity remains the same after the share exchange, the acquisition of Queen Street is treated for accounting purposes as a reverse takeover by Knightscove, and accordingly, the comparative information is that of Knightscove. Prior to the reverse takeover by Knightscove, Queen Street was not an operating business, therefore the reverse takeover does not constitute a business combination. The reverse takeover has been accounted for as an issuance of shares by Knightscove for gross proceeds of $579,682 less transaction costs of $169,034, which includes $56,250 attributable to the fair value of options issued to former directors, officers and agents of Queen Street.

As a result of the share exchange, all information related to common shares previously issued by Knightscove has been retroactively adjusted to reflect a 1.8586:1 stock split.

5. EQUIPMENT

	2005			2004		
	Cost $	**Accumulated amortization $**	**Net book value $**	**Cost $**	**Accumulated amortization $**	**Net book value $**
Computer equipment	**16,541**	**4,389**	**12,152**	12,197	1,106	11,091
Computer software	**7,101**	**672**	**6,429**	—	—	—
Office furniture	**5,250**	**2,917**	**2,333**	5,250	1,167	4,083
Leasehold improvements	**16,015**	**16,015**	—	16,015	9,415	6,600
	44,907	**23,993**	**20,914**	33,462	11,688	21,774

6. LOANS PAYABLE

[a] Convertible debenture

As at December 31, 2004, the Company had an outstanding convertible debenture in the aggregate principal amount of $50,000. The debenture was payable on demand and yielded an interest rate of prime plus 1% commencing August 1, 2005. At the option of the debenture holder, the debt was convertible into common shares of the Company at a rate of $0.75 per share until September 30, 2006. The convertible debenture has been split between liability and equity based on the residual method used to estimate the fair values of the loan payable and the conversion feature.

In 2005, the Company entered into an agreement to increase the borrowing with that lender from $50,000 to $65,000. On September 13, 2005, the Company retired the convertible debenture by paying the debenture holder $25,000 in cash and issuing 99,125 common shares for the remaining $43,343 outstanding, which represents the combined value of outstanding convertible debenture including accrued interest and the associated equity portion *[note 7]*.

The carrying value for the loan payable is determined as follows:

	2005 $	2004 $
Balance, beginning of year	**44,650**	—
Proceeds from issuance of convertible debenture	**15,000**	50,000
Amount allocated to equity portion *[note 7[b]]*	**(2,140)**	(7,133)
Add accrued interest	**1,560**	1,783
Repayment of convertible debenture	**(25,000)**	—
Conversion into shares	**(34,070)**	—
Balance, end of year	**—**	44,650

[b] Non-interest bearing loan

As at December 31, 2004, Knightscove borrowed an amount of $25,000, bearing no interest with no fixed terms of repayment. This amount was repaid in 2005 upon completion of the reverse takeover transaction. *[note 4]*.

7. SHAREHOLDERS' EQUITY (DEFICIENCY)

[a] Share capital

Authorized
Unlimited common shares with no par value

Issued and fully paid
During the years ended December 31, 2005 and 2004, the following changes in common shares occurred:

	#	$
Balance, January 1, 2004 [i]	2	1
Founder shares issued [ii]	3,691,243	199
Shares issued on private placement [iii]	1,279,170	341,616
Shares issued for professional fees [iv]	427,485	115,000
Founder shares issued [v]	4,646,579	250
Balance, December 31, 2004	10,044,479	457,066
Founder shares issued [vi]	185,863	10
Cancellation of founders shares [vii]	(6,665,053)	(359)
Shares issued on private placement [vii]	2,025,747	54,496
Shares issued for cash [viii]	288,088	77,500
Shares issued for services [viii]	764,059	27,304
Issuance in connection with reverse takeover *[note 4]*	4,152,000	410,648
Shares issued on private placement [ix]	1,000,000	229,496
Shares issued on conversion of convertible debenture *[note 6]*	99,125	43,343
Shares issued on private placement [x]	800,000	183,596
Balance, December 31, 2005	**12,694,308**	**1,483,100**

[i] The number of common shares as at January 1, 2004 of 2 reflects the 1.8586:1 stock split resulting from the reverse takeover transaction *[note 4]*.

[ii] During May 2004, the Company issued 3,691,243 fully paid and non-assessable shares in the capital of the Company at nominal value to officers and employees of the Company. Of the 3,691,243 shares issued, 2,834,365 shares were issued to the President and CEO and parties related to him *[note 9]*.

[iii] During November 2004, the Company issued 1,279,170 common shares in a private placement at a fixed share price of $0.27 per share for total gross proceeds of $341,616. The cost of this private placement was nominal.

[iv] During November 2004, the Company issued 427,485 common shares for services received amounting to invoiced amounts of $115,000.

[v] During November 2004, the Company issued 4,646,579 shares at nominal amounts to the President and CEO of the Company *[note 9]*.

[vi] During January 2005, the Company issued 185,863 shares at nominal amounts to the President and CEO of the Company *[note 9]*.

[vii] During May 2005, the Company determined that shares should not have been subscribed and issued for nominal consideration. Of the founder shares issued, 6,665,053 were submitted for cancellation. The Company then proceeded to issue 2,025,747 shares at $0.09 per share. There remains 1,858,632 shares at nominal values issued to the President and CEO of the Company *[note 9]*.

[viii] During May 2005, the Company issued 764,059 common shares for services received amounting to invoiced amounts of $27,304.

[ix] During July 2005, the Company issued 1,000,000 common shares in a private placement for total net proceeds of $250,000 at a share price of $0.25 per share, less transaction costs of $20,504.

[x] During October 2005, the Company issued 800,000 common shares in a private placement for total gross proceeds of $200,000 at a share price of $0.25 per share, less transaction costs of $16,404.

5,488,041 common shares are being held in escrow pursuant to agreements among the Company, the holders thereof and Pacific Corporate Trust Company dated July 26, 2004 and June 30, 2005. The securities are released from escrow every six months over a maximum period of 72 months ending June 2011. During the period, 284,523 common shares were released from escrow.

[b] Contributed surplus

A summary of the changes in contributed surplus during the years ended December 31, 2005 and 2004 is as follows:

	$
Balance, January 1, 2004	—
Equity portion of convertible debenture issued	7,133
Balance, December 31, 2004	7,133
Equity portion of convertible debenture issued	2,140
Conversion of convertible debenture *[notes 6 and 7[a]]*	(9,273)
Issuance of options related to the reverse takeover *[note 4]*	56,250
Stock-based compensation *[note 12]*	93,000
Balance, December 31, 2005	**149,250**

8. LEASE COMMITMENTS

During the year, the Company entered into a lease for a photocopier. Future annual minimum payments under operating leases are as follows:

	$
2006	2,416
2007	2,416
2008	1,812
2009 and thereafter	—

9. RELATED PARTY TRANSACTION

The Company has contracted verbally with 1365106 Ontario Ltd. for the services of Mr. Leif Bristow, its President and CEO. The remuneration is derived from writing, directing and producing the Company's proprietary products together with day to day management of the Company. While a formal employment contract is being negotiated and will be considered by the Compensation Committee, Mr. Bristow's 2005 remuneration was set at $100,000. Mr. Bristow is also a shareholder, officer and director of the Company.

10. INCOME TAXES

The income tax recovery differs from the amount obtained by applying the combined federal and provincial income tax rates to loss before income taxes. The difference relates to the following items:

	2005 $	2004 $
Combined statutory income tax rate	**36.1%**	36.1%
Expected income tax recovery	**(304,693)**	(188,000)
Decrease in income tax recovery resulting from:		
Permanent differences	**35,469**	—
Valuation allowance	**265,427**	188,000
Other	**3,797**	—
	—	—

The tax effects of temporary differences and net operating losses that give rise to future tax assets are as follows:

	2005 $	2004 $
Future tax assets		
Non-capital losses carried forward	**399,678**	149,000
Carrying value of equipment in excess of tax basis	**4,084**	—
Financing costs	**10,665**	—
Total future tax assets	**414,427**	149,000
Less valuation allowance	**(414,427)**	(149,000)
Net future tax assets	**—**	—

As at December 31, 2005, the Company's deductible temporary differences for which no related future tax assets have been recognized include accumulated non-capital losses for income tax purposes of $1,106,529, which can be carried forward to reduce future Canadian taxable income. Since it is not more likely than not that the Company will be able to realize the benefit of the unused tax losses, a valuation allowance in respect of all future income taxes has been provided.

The non-capital losses which cannot be carried forward indefinitely expire as follows:

	$
2011	403,000
2012	703,529
	1,106,529

11. FINANCIAL INSTRUMENTS

Fair value

The fair values of financial instruments, which include accounts receivable, accounts payable and accrued liabilities and loans payable, approximate their carrying values due to their short-term nature.

Interest rate risk

The Company has minimal exposure to interest rate risk as the Company is largely funded by equity.

12. STOCK-BASED COMPENSATION

The Company has adopted an incentive stock option plan for the benefit of its directors, officers and technical consultants whereby a maximum of 10% of the issued and outstanding common shares of the Company are reserved for issuance pursuant to the exercise of stock options to be granted to directors, officers and technical consultants.

The number of common shares reserved for issuance to any individual director or officer will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed 2% of the issued and outstanding common shares.

Effective as at the date of the reverse takeover transaction on June 30, 2005, the Company issued 300,000 stock options to the agent involved in the initial public offering at an exercise price of $0.25 per common share. These options have been exercised subsequent to the year end in April 2006 *[note 16]*. The Company also issued 375,000 stock options to directors and officers at an exercise price of $0.25 per common share, which were to expire in October 2009. The fair value of these options determined as at June 30, 2005 have been included in the costs of the transaction *[note 4]*. In October 2005, one director resigned resulting in the retiring of 125,000 options.

In 2005, the Company issued 775,000 stock options to officers and directors under the Company's incentive stock option plan at an exercise price of $0.25 per common share. The options are fully vested and expire in December 2010.

A summary of the options outstanding under the plan as at December 31, 2005 and 2004 and changes during the years then ended is presented below:

	Number of options #	Weighted average exercise price $
Outstanding, beginning of year	—	—
Granted	1,450,000	0.25
Retired	(125,000)	0.25
Outstanding and exercisable, end of year	1,325,000	0.25

The following table summarizes stock option information outstanding as at December 31, 2005:

Exercise price $	Number outstanding #	Weighted average remaining life [years]	Number exercisable #
0.25	**1,325,000**	**3.10**	**1,325,000**

The Black-Scholes option pricing model was employed using the following assumptions to calculate the fair value of stock options granted during the year:

Fair value of stock options granted during the year	**$93,000**
Weighted-average assumptions	
Risk-free interest rate	**3.9%**
Dividend yield	**0%**
Volatility	**85%**
Expected option life	**5 years**

13. SUPPLEMENTAL CASH FLOW INFORMATION

	2005 **$**	2004 $
Income taxes paid	**—**	—
Interest expense paid	**155**	—

14. LOSS PER SHARE

For the years ended December 31, 2005 and 2004, all dilutive instruments such as stock options were excluded from the calculation of diluted loss per share as the effect of including them would have been anti-dilutive.

15. COMPARATIVE FINANCIAL STATEMENTS

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2005 financial statements.

Queen Street Entertainment Capital Inc.
[as the continued business of Knightscove Family Films Inc.]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

16. SUBSEQUENT EVENTS

On March 22, 2006, Queen Street completed a private placement with gross proceeds to the Company of $200,000.

On April 19, 2006, the Company announced its first acquisition of three completed feature length films for $250,000 to be paid by way of a $50,000 deposit with the remainder to be secured by a first charge over the library assets and paid from the library's receivables over the next six months with the balance, if any, to be paid at the end of that six-month period.

The Company has also announced a letter of intent to acquire the international distribution rights to a 43 title family library subject to financing and TSXV approval. These titles are primarily television movies, many of which have been broadcast previously on network television.

In April 2006, the 300,000 stock options issued to the agent involved in the initial public offering of Queen Street have been exercised at an exercise price of $0.25 per common share for proceeds of $75,000.

END